Exhibit 99.1

SUZANO S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.300.016.331

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

(“Meeting”)

1.                  Date, Time and Place: On December 4, 2020, at 10:00 a.m., via videoconference, pursuant to item 6.4. of the Charter of the Board of Directors (“Board”) of Suzano S.A. (“Suzano” or “Company”).

2.                  Attendance: The following Directors of the Company attended the Meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board), Daniel Feffer (Vice Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Paulo Rogerio Caffarelli (Director), Hélio Lima Magalhães (Director) and Rodrigo Kede Lima (Director). All Executive Officers of the Company, as well as Gabriela Moll and Stefan Tasoko, representatives of the Company, also participated in the Meeting as guests.

3.                  Chairman and Secretary: The meeting was chaired by Mr. David Feffer, who invited Mr. Stefan Tasoko to act as secretary.

4.                  Agenda: To deliberate on the Annual Budget of the Company for the fiscal year 2021.

5.                  Presentation and discussions on the agenda: Mr. Walter Schalka and the executive officers of the Company presented to the Board the proposed Annual Budget of the Company for fiscal year 2021, including, among other items, the Opex and Capex amounts. The proposed Annual Budget was reviewed by the Management and Finance Committee of the Company, which recommended its approval by the Board of Directors. After the presentation was concluded, clarifications were provided to the Directors about the topics covered and, since no objections against what was presented or clarified were made, the following resolutions were taken.

6.                  Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

7.                  Decision on the Agenda: Pursuant to article 14(h) of the Bylaws of the Company, the Directors, unanimously and without any restrictions, approved the proposed Annual Budget for fiscal year 2021, as per the draft filed at the registered office of the Company, and the executive officers were authorized to invest and spend the amounts as envisaged in the Budget.

(Minutes of the Meeting of the Board of Directors of Suzano S.A., held on December 4, 2020, at 10 a.m. - contd)

8.                  Closure: There being no further business to discuss, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all the Directors present.

São Paulo, SP, December 4, 2020.

David Feffer	Stefan Tasoko
Chairman of the Meeting and the Board	Secretary

Claudio Thomaz Lobo Sonder	Daniel Feffer
Vice Chairman of the Board	Vice Chairman of the Board

Nildemar Secches	Maria Priscila Rodini Vansetti Machado
Director	Director

Ana Paula Pessoa	Hélio Lima Magalhães
Director	Director

Rodrigo Calvo Galindo	Paulo Rogerio Caffarelli
Director	Director

Rodrigo Kede Lima
Director